November 4, 2011

Mr. Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Giant Interactive Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 17, 2011
File No. 001-33759

Dear Mr. Krikorian:

On behalf of Giant Interactive Group Inc. (“Giant” or the “Company”), set forth below are our responses to your comment letter dated September 23, 2011 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “2010 Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2011.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Giant’s corresponding response.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the 2010 Form 20-F.

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 2010 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Giant responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 3. Key Information

D. Risk Factors

General

1.	Please ensure that the risk factors you present are specific to Giant or its industry. We suggest that the disclosure in this section be revisited with each Form 20-F filing.

SEC Comment Response Letter
November 4, 2011

The Staff’s comment is duly noted. The Company respectfully advises the Staff that the disclosure in the Risk Factors section will be revisited with each of the Company’s Form 20-F filings.

Risks Relating to Our Business and Industry

“We could be liable for breaches of security of our website and third-party online payment system, which may have…”, page 10

2.
We note that for the years ended 2008, 2009 and 2010, 11.4%, 13.97% and 15.92%, respectively, of your sales were generated by a single third-party online payment system. To the extent that you have an agreement governing this payment system, please ensure that the material terms of this agreement are set forth; further, please provide us with your analysis as to why you have not filed this agreement as an exhibit to your filing. See Paragraph 4 to Instructions as to Exhibits of Form 20-F.

The Company respectfully advises the Staff that it utilizes third-party online payment system operators to process the payments for the purchases of in-game virtual items and services by its game players. Therefore, these third-party online payment system operators merely serve as agents for the Company, and the Company does not generate any revenue directly from these third-party online payment system operators. The Company will amend the description of the referenced risk factor in its Form 20-F filing for the fiscal year ended December 31, 2011, to clarify the role of the third-party online payment system operators.

In addition, the Company respectfully advises the Staff that it did not file the referenced agreement with the third-party online payment system operator as it considers such agreement to be the type of contract that the Company enters into in the ordinary course of conducting its business. Furthermore, as (i) none of the Company’s directors, officers, promoters, voting trustees or security holders named in the registration statement is a party to such agreement, and (ii) the Company’s business is not substantially dependent on such agreement as there are many alternative online payment system operators in the market and the Company is currently utilizing six other online payment system operators under substantially similar terms and conditions, it did not file the referenced agreement pursuant to the Instructions as to Exhibits of Form 20-F.

“As a ‘controlled company,’ we are exempt from certain New York Stock Exchange corporate governance requirements…,” page 26

3.
In future filings, please revise this risk factor to specifically identify the controlling shareholder (i.e., Yuzhu Shi), the percentage of stock he controls, and the material risks that being a “controlled company” presents for investors. Further, please clarify whether you intend to follow Cayman Islands law rather than the New York Stock Exchange corporate governance requirements for any issues, such as certain dilutive events.

SEC Comment Response Letter
November 4, 2011

The Staff’s comment is duly noted and the Company will amend the disclosure in the referenced risk factor to include the requested information in its future Form 20-F filings.

In addition, the Company respectfully advises the Staff that it has disclosed the differences between its current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies on page 78, Item 16G, of its 2010 Form 20-F filing and the Company’s website. The Company further advises the Staff that the Company is committed to a high standard of corporate governance and, other than as disclosed in the Company’s 2010 Form 20-F filing and the Company’s website, endeavors to comply with the NYSE corporate governance requirements.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Factors Affecting Our Operating Results, page 45

4.
As a general rule, you should describe in greater detail how any known trends, uncertainties, demands, commitments or events may affect your operations specifically. Your current disclosure appears to simply list trends that may affect companies across your industry generally without discussing exactly how those trends may affect your operations.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that in preparing its 2010 20-F, it did carefully considered factors that would affect the Company’s operations specifically.

While by nature certain factors that affect the Company are generally applicable to the companies across its industry, the Company also disclosed factors in its 2010 Form 20-F that are unique to the Company as compared to its competitors in its industry, and additionally provided specific examples of how such factors relate to the Company’s operations where applicable. For example, on page 46 of the 2010 Form 20-F, the Company discloses uncertainties with respect to discounts given to distributors for distribution of the Company’s pre-paid game cards. The Company believes that its competitors in the industry generally employ various different sales models and this factor is specific to the Company.

The Company respectfully advises the Staff that it will continue to carefully consider and disclose Company-specific factors in the Company’s future Form 20-F filings.

B. Liquidity and Capital Resources, page 57

5.
Please describe how any earnings will be transferred from your onshore PRC subsidiaries and VIE to your offshore companies (e.g., dividend payments). Your disclosures should highlight the restrictions on your ability to transfer cash flows between entities. To the extent dividends are only payable out of retained earnings as determined in accordance with PRC accounting standards, explain the significant differences between retained earnings as determined in accordance with PRC accounting standards as compared to retained earnings as presented in your financial statements. Further, please disclose the aggregate undistributed earnings held by your PRC subsidiaries and VIE that were available for distribution at December 31, 2010, and whether they are subject to any PRC dividend withholding taxes upon distribution. Finally, disclose if there are further restrictions on cash transfers of these undistributed earnings as a result of PRC government control of currency conversion.

SEC Comment Response Letter
November 4, 2011

The Company respectfully advises the Staff that, under the current corporate structure of the Company, the Company owns its PRC subsidiaries through Eddia International Group Limited, a holding company incorporated in British Virgin Island, and through Giant Interactive (HK) Limited, a holding company incorporated in Hong Kong. In addition, the Company controls the VIE (as defined below) and its operations in the PRC through a series of contractual arrangements, including an Online Game Software Sales and Licensing Agreement (the “License Agreement”) and an Exclusive Technical Consulting and Service Agreement (the “Service Agreement”), both entered into by and between Shanghai Zhengtu Information Technology Co., Ltd. (the “WOFE”), a PRC subsidiary of the Company and Shanghai Giant Network Technology Co., Ltd. (the “VIE”).

Accordingly, there are two separate routes for the earnings generated from the Company’s onshore PRC subsidiaries and the VIE to be transferred to its offshore companies, respectively:

1.
PRC Subsidiaries: The earnings generated from the PRC subsidiaries are transferred to the Company’s offshore companies by way of dividend payments. When the dividends are distributed to the Company’s offshore companies by the Company’s PRC subsidiaries, the Company’s PRC subsidiaries will be subject to withholding tax under the PRC tax laws.

2.
VIE: The Company respectfully advises the Staff that since the VIE is not a subsidiary of the Company, the retained earnings of the VIE will not be transferred to the Company or its offshore holding company in the form of dividends. Pursuant to the current contractual arrangements, the earnings generated from the VIE are transferred to the Company’s offshore companies by way of (i) monthly software license fees payable by the VIE to the WOFE pursuant to the Licensing Agreement and (ii) quarterly or annually service fees payable by the VIE to the WOFE pursuant to the Service Agreement. When the license fees and service fees are paid by the VIE to the WOFE, the VIE will be subject to business tax and the WOFE will be subject to enterprise income tax under the PRC tax laws. In addition, when such license fees and service fees are distributed by the WOFE to the Company’s offshore companies in the form of dividends, the WOFE will be subject to withholding tax under the PRC tax laws.

SEC Comment Response Letter
November 4, 2011

The Company respectfully advises the Staff that as of December 31, 2010, the aggregate undistributed earnings held by the Company’s PRC subsidiaries and the VIE that were available for distribution were $606.3 million and $45.5 million, respectively. The Company further advises the Staff that as of September 30, 2011, the aggregate undistributed earnings held by the Company’s PRC subsidiaries and the VIE that were available for distribution had been lowered to $359.0 million and $49.6 million, respectively, primarily as a result of a cash dividend of $3 per share distributed by the Company in September 2011. The Company incurred withholding tax liabilities of RMB259.6 million as a result of such dividend. Save as described above, the Company is not aware of any restrictions on cash transfers of these undistributed earnings as a result of PRC government control of currency conversion and therefore does not consider there to be much potential impact on the Company’s ability to transfer cash flows between entities.

In addition, the Company respectfully advises the Staff that the significant differences between the retained earnings as determined in accordance to PRC accounting standards as compared to those as presented in the Company’s financial statements are mainly due to the revenue recognition using a cash basis (under the PRC accounting standards) versus an accrual basis (under US GAAP) and the corresponding impact on deferred tax.

The Company respectfully advises the Staff that it will amend the disclosure to include the requested information in its future Form 20-F filings.

6.
Please disclose the total amount of cash, cash equivalents and short term investments held by your PRC subsidiaries and VIE as of December 31, 2010 that would be subject to  foreign withholding taxes and other corporate income tax if remitted to your holding company, or distributed to shareholders. Your disclosures should clearly discuss the implications of having cash held by foreign subsidiaries on your liquidity needs.

The Company respectfully advises the Staff that as of December 31, 2010, the total amount of cash, cash equivalents and short-term investments held by the Company’s PRC subsidiaries and the VIE that would be subject to foreign withholding taxes and other corporate income tax if remitted to the Company’s holding company, or distributed to shareholders were $39.3 million and nil, respectively.

As mentioned in the response to the Staff’s comment 5, the VIE is not a subsidiary of the Company, and therefore no cash held by the VIE will be transferred to the Company or its offshore holding company in the form of dividends. As such, the VIE would not be subject to any withholding obligation. Nonetheless, when revenues generated by the VIE are transferred from the VIE to the WOFE in the form of license fees and service fees, the VIE would be subject to business tax and enterprise income tax under the PRC tax laws. In addition, when the WOFE transfers its retained earnings to the Company’s offshore companies in the form of dividends, it would be subject to withholding tax and other enterprise income tax under the PRC tax laws.

SEC Comment Response Letter
November 4, 2011

Furthermore, the Company respectfully advises the Staff that the total retained earnings of the WOFE were $606.3 million as of December 31, 2010, among which $212.9 million had accrued prior to the end of 2007 and would not be subject to withholding tax in accordance with then applicable PRC tax regulations if remitted to the Company’s holding company or distributed to its shareholders. On the other hand, the remaining $393.4 million retained earnings of the WOFE accrued after the end of 2007 would be subject to withholding tax, currently at a fixed rate of 10%. After the Company’s payment of the special cash dividend in September 2011, the retained earnings of the WOFE was lowered to $359 million as of September 30, 2011, and all such amount would be subject to withholding tax if remitted to the Company’s holding company, or distributed to its shareholders.

Based on the above, the management of the Company is of the view that potential impact of having cash held by its foreign subsidiaries on the Company’s liquidity needs is not material. The Company respectfully advises the Staff that it will amend the disclosure to include the requested information in the Company’s future Form 20-F filings.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 73

7.
We note that your cash, cash equivalents and short-term investments totaled $914 million as of December 31, 2010. Tell us what consideration you gave to the quantitative disclosure requirements provided for in Item 11 of Form 20-F, as it relates to your interest rate risk.

The Company respectfully advises the Staff that management had considered the  quantitative disclosure requirements under Item 11 of Form 20-F and did not disclose such quantitative information as the impact would not be material as illustrated by the facts that a hypothetical one percentage point (100 basis-point) increase in interest rates would only result in a decrease of approximately RMB17.2 million ($2.6 million) in the fair value of our fixed-income investments as of December 31, 2010 and that short-term investments of RMB2,620,908,000 had already matured and were fully repaid to the Company prior to the filing of its 2010 Form 20-F.

Item 19. Exhibits, page 78

8.
You report on page 63 that you have entered into employment agreements with each of your executive officers. Your exhibit index, however, reflects that you have only filed as an exhibit the employment agreement with Yuzhu Shi. Please advise as to why you have not included as exhibits the employment agreements with your other executive officers. See Instruction as to Exhibits 4(c) of Form 20-F.

The Company respectfully advises the Staff that it has entered into employment agreements with each of the Company’s executive officers using its form agreement with substantially the same terms and conditions as the one entered into between the Company and Mr. Yuzhu Shi. Therefore, the Company filed the employment agreement of Mr. Yuzhu Shi with the intention of filing it as the form of employment agreement for executive officers of the Company. The Company will amend the description of Exhibit 4.6 in its Form 20-F filing for the fiscal year ended December 31, 2011, to clarify that the employment agreement of Mr. Yuzhu Shi serves as the form of employment agreement for the executive officers of the Company.

SEC Comment Response Letter
November 4, 2011

Audited Consolidated Financial Statements as of December 31, 2009 and 2010

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2) Consolidation, page F-10

9.
Please clarify the fees that you earn under the terms of the technical consulting and service agreement with Giant Network. In this regard, we note your disclosure on page 44 that fees will be determined on an arms-length and reasonable basis based on the costs incurred by Zhengtu Information and Giant Network. Clarify how fees are currently determined and whether the contract terms provide for a fixed percentage of net income that you earn. To the extent the contract does not provide for a specific allocation of net income, clarify your disclosure to explain how you have a current and ongoing right to returns that are potentially significant to Giant Network. Please also clarify the risks that might impact these rights.

The Company respectfully advises the Staff that the Exclusive Technical Consulting and Service Agreement provides for a fee that is not a specific allocation of net income but is rather derived from the total operating expenses incurred by Zhengtu Information and Giant Network plus a reasonable and supportable markup. As such, the Company does perform periodic transfer pricing studies to ensure the total fees charged closely approximate market-based practices. In addition to the above fees, pursuant to the Company’s Online Game Software Sales and Licensing Agreement and based on the PRC generally accepted accounting principles, the Company, through Zhengtu Information, is entitled to receive royalty fees from Giant Network at fixed rates of 65% and 40% of the game revenues derived from two different games, respectively, on a monthly basis. Therefore, management of the Company can make an assertion that through a combination these two contractual agreements, the Company has a current and ongoing right to returns that are significant to Giant Network.

In response to the Staff’s comments 9 and 11, the Company proposes the following Consolidation accounting policy disclosure and intends to amend its current disclosure related to the VIE in the Company’s future filings Form 20-F:

“Note 2, Summary of Significant Accounting Policies – 2) Consolidation

PRC laws and regulations restrict foreign ownership to operate online games. In order to comply with these foreign ownership restrictions, the Company operates its online games in China through Giant Network, a variable interest entity, which is 75% owned by Mr. Yuzhu Shi, who is also a principal shareholder of the Company. Zhengtu Information has the unilateral right to control Giant Network, including its financial interests, through the following contractual arrangements which have been entered into amongst Zhengtu Information, Giant Network and its equity holders:

SEC Comment Response Letter
November 4, 2011

Online Games Software Sales and Licensing Agreement
Pursuant to the Online Games Software Sales and Licensing Agreement between Zhengtu Information and Giant Network, Zhengtu Information licenses its online game software to Giant Network in return for an upfront fee and royalty fees charged at fixed rates of 65% and 40% of the game revenues derived from two different games, respectively, on a monthly basis. In addition, such royalty fee rates are adjustable at the sole discretion of Zhengtu Information. This agreement has an indefinite term and can only be terminated if both parties mutually agree in writing.

Exclusive Technical Consulting and Service Agreement
Pursuant to the Exclusive Technical Consulting and Service Agreement between Zhengtu Information and Giant Network, Zhengtu Information is to provide exclusive technical and consulting services in return for fees computed based on the total operating expenses incurred by Zhengtu Information and Giant Network plus a reasonable markup, which is also adjustable at the sole discretion of Zhengtu Information. This agreement is valid for ten years and is renewable at the sole discretion by Zhengtu Information. If Giant Network terminates such agreement subject to a six-month prior written consent from Zhengtu Information; however, Zhengtu Information is entitled to terminate all relevant agreements under the VIE arrangement and to demand Giant Network to pay a fixed-amount penalty equivalent to RMB20,000,000 in addition to the actual losses.

During the years ended December 31, 2009, 2010 and 2011, total fees charged under the two agreements above totaled approximately RMB989,000,000, RMB1,135,000,000 and RMB[●] ($[●]), respectively, which represented substantially all of Giant Network’s operating profits for the years presented.

Power of Attorney
Pursuant to the Purchase Option and Cooperation Agreement, each of the equity holders of Giant Network has signed an irrevocable Power of Attorney to grant Zhengtu Information’s designee, Mr. Yuzhu Shi, the power to exercise all the voting rights of such shareholder in shareholders’ meeting, including but not limited to deciding to sale or transfer of all or part of such shareholder’s equity interests in, and appointing and selecting directors, general managers and other senior management of Giant Network. This agreement remains effective as long as the Purchase Option and Cooperation Agreement is effective.

Purchase Option and Cooperation Agreement
Pursuant to the Purchase Option and Cooperation Agreement and its supplementary agreements amongst Zhengtu Information and the equity holders of Giant Network, the equity holders of Giant Network granted Zhengtu Information or its designated party, an exclusive irrevocable option to purchase all or part of their equity interests, when and to the extent permitted under the PRC law, at an amount equal to RMB10,000,000 or the lowest price permitted by the PRC law. Giant Network cannot declare any profit distributions or grant loans in any forms without the prior written consent of Zhengtu Information. All funds received by the equity holders of Giant Network or their designees (including but not limited to dividends and loans) must be remitted in full to Zhengtu Information and Giant Network, respectively. If Giant Network or its equity holders commit a material breach of the Purchase Option and Cooperation Agreement or its supplementary agreements and fail to cure or remedy such breach, Zhengtu Information reserves the right to either terminate the agreement and demand the breaching party for compensation for all damages and losses, or to enforce the further performance of the agreement in addition to the claim for all damages and losses against the breaching party.

SEC Comment Response Letter
November 4, 2011

Share Pledge Agreement
Pursuant to the Share Pledge Agreement between Zhengtu Information and the equity holders of Giant Network, the equity holders of Giant Network have contemporaneously pledged all their equity interests in Giant Network to secure the payment obligations of Giant Network under the VIE agreements. This agreement is valid as long as the other VIE agreements are effective.

Letter of Financial Support
Pursuant to Letter of Financial Support, Zhengtu Information agreed to provide unlimited financial support to Giant Network during its operations and agreed to forego the right to seek repayment in the event that Giant Network is unable to repay such funding.

As of December 31, 2011, the share capital and accumulated losses of Giant Network was RMB10,000,000 and RMB[●], respectively, as compared to RMB10,000,000 and RMB127,393,934, respectively, as of December 31, 2010.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and Giant Network through the irrevocable proxy agreement, whereby the equity holders of Giant Network has effectively assigned all of their voting rights underlying their equity interest in Giant Network to the Company. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of Giant Network. Thus the Company is also considered the primary beneficiary of Giant Network. Accordingly, Giant Network’s results are consolidated in the Company’s financial statements.

In the opinion of the Company’s PRC counsel, (i) the ownership structure of the Company and Giant Network, through Zhengtu Information, are in compliance with existing PRC laws and regulations,(ii) the contractual arrangements with Giant Network and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

SEC Comment Response Letter
November 4, 2011

Even though the equity holders of Giant Network also hold equity interests in the Company, they may fail or cause Giant Network to fail to perform the obligations under the VIE agreements. The Company may have to incur substantial costs and expend efforts to enforce the Company’s rights under these agreements, where it has to rely on legal remedies under the PRC law.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with Giant Network, through Zhengtu Information, are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the new PRC laws and regulations. In the opinion of management and the Company’s PRC counsel, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with Giant Network is remote based on current facts and circumstances.”

10.	Please tell us what consideration you gave to the following presentation and disclosure requirements of ASC 810-10-50:

•	Separate presentation on the balance sheets asset of VIE assets that can only settle VIE obligations, and liabilities for which creditors do not have recourse to the general credit of the Company;

•	Whether the reporting entity has provided financial or other support during periods presented to the VIE that it was not previously contractually required to provide; and

•	The carrying amount and classification of the consolidated VIE’s assets and liabilities, including qualitative discussion of restrictions on assets.

In response to the Staff’s comments, the Company respectfully advises the Staff that the Company should have parenthetically disclosed those liabilities for which creditors of Giant Network and its subsidiaries’ do not have recourse to the general credit of the Company for the periods presented. The Company will make the required parenthetical balance sheet line item disclosures in its 2011 annual report on Form 20-F for the periods presented as well as adding the following proposed disclosure to “Note 2, Summary of Significant Accounting Policies – 2) Consolidation”  of its Consolidated Financial Statements:

“As of December 31, 2011 and 2010, the aggregate carrying amounts of the total assets and total liabilities of Giant Network and its subsidiaries were RMB[●] ($[●]) and RMB632,652,741 and RMB[●] ($[●])  and RMB774,245,732, respectively. There are no pledges or collateralization of Giant Network and its subsidiaries’ assets that can only be used to settle Giant Network and its subsidiaries’ obligations during the periods presented. For the periods presented, creditors of Giant Network and its subsidiaries do not have recourse to the general credit of the Company, who is the primary beneficiary of Giant Network, and as such, have been parenthetically presented on the face of the Company’s Consolidated Balance Sheets. The Company has not provided any financial or other support that it was not previously contractually required to provide to Giant Network during the periods presented.”

SEC Comment Response Letter
November 4, 2011

11.
Please expand your disclosure to more fully describe the risks associated with your VIE structure and the factors that might cause the Company to lose the rights to direct the activities or receive the economic benefits of the VIE, including the following:

•	Whether the owners of the VIEs are different than the owners of the Company;

•	A description of the renewal, cancellation and termination provisions of your contracts, including penalties incurred for termination; and

•
Whether there are any significant judgments, assumptions, or risks regarding enforceability of the contracts, and the potential impact of these risks on the Company’s ability to consolidate the VIEs, including divergent shareholder interest in the VIE and the Company, uncertainty in the PRC legal system and whether the equity interest pledge agreements have been registered with the PRC regulator.

The Company respectfully advises the Staff that:

1.           As disclosed in Item 4.A of the 2010 Form 20-F, the beneficial shareholders of the VIE currently include Mr. Yuzhu Shi, who beneficially owns or controls 75% of the equity interests in the VIE through his beneficial ownership of Shanghai Lanlin Bio-Technology Co., Ltd., and an additional 18 PRC individuals who beneficially own the remaining 25%. In addition, as disclosed in Item 6.E of the 2010 Form 20-F, Mr. Yuzhu Shi was the single largest shareholder of the Company and beneficially owns 57.06% of the Company’s equity interest as of May 31, 2011. Therefore, the owners of the VIE are substantially same as the owners of the Company;

2.           A detailed description of the contractual arrangements in connection with the Company’s VIE structure, including information regarding the renewal and termination provisions of respective agreements and power of attorney, has been disclosed in Item 4.C of the 2010 Form 20-F; and

3.           The Company respectfully advises the Staff that the risks in connection with (i) enforceability of the contractual arrangements in connection with the Company’s VIE structure; (ii) the impact of such risks on the Company’s ability to consolidate the VIEs, including divergent shareholder interest in the VIE; and (iii) uncertainty in the PRC legal system have been prominently disclosed with respect to (i) and (ii) on pages 15-16 and 20, and with respect to (iii) on pages 14, 18, 19 and 26. The Company respectfully advises the Staff that the risks and uncertainties of the VIE Structure are described in substantial detail in the sections titled “Risk Factors,” “Corporate Structure,” “Regulation” and other sections of the 2010 20-F. In addition, the Company has endeavored to provide balanced disclosure throughout the 2010 20-F, and that, in compliance with Rule 421(b) of Regulation C and Instruction to Paragraph 503(a) of Regulation S-K, it has endeavored to avoid identical or substantially similar “disclosure [being] repeated in different sections of the document”.

SEC Comment Response Letter
November 4, 2011

In addition, the Company respectfully advises the Staff that the share pledge agreements entered into by the Company in connection with the Company’s VIE structure do not need to be registered with the State Administration for Industry and Commerce (the “SAIC”). The PRC Property Rights Law requiring registration of share pledge agreements of similar nature were effective on October 1, 2007, which does not stipulate or require a share pledge made before the effectiveness of the PRC Property Rights Law must be registered with the SAIC. The Company entered into such share pledge agreements in 2006, at which time share pledges were governed by the then applicable PRC Company Law and PRC Guarantee Law. To comply with these two laws and regulations, the share pledge has already been recorded and filed with Company’s Register of Shareholders. Based on the non-retroactivity principle of PRC laws, the new requirements stipulated in PRC Property Rights Law shall only be applicable to share pledge agreements entered into on or after October 1, 2007. An share pledge that was duly recorded and filed pursuant to the applicable laws prior to October 1, 2007 would have already become effective at the time such share pledge was duly recorded and filed and would still be enforceable by the courts in the PRC after the PRC Property Rights Law became effective. Furthermore, after the promulgation of the registration rules and regulations, the Company had inquired and been informed by officials of the local branch of the SAIC that share pledge agreements entered into by the Company prior to the promulgation of such rules and regulations do not need to be registered.

Please refer to the response to the Staff’s comment 9 above for the proposed disclosure that the Company intends to include in its future Form 20-F filings.

14) Revenue Recognition, page F-20

12.
We note your disclosure that you entered into a three year Software Cooperation Agreement with Shenzhen Tencent Computer Systems Company Limited. Tell us why you account for the royalty income and service fees under the agreement in accordance with ASC 605-25-25 rather than ASC 985-605. Further, please clarify how you determine fair value for each element in the arrangement.

The Staff’s comment is duly noted and the Company respectfully advises the Staff that the Company did account for the royalty income and service fees in accordance with ASC 985-605-25-3 Software Not Requiring Significant Production, Modification, or Customization but inadvertently made an incorrect reference to ASC 605-25-25. In future filings, the Company will revise the reference to ASC 985-605-25-3 in “Note 2, Summary of Significant Accounting Policies- 14) Revenue recognition”.

SEC Comment Response Letter
November 4, 2011

Additionally, the Company is able to identify the separate elements of the arrangement which are the royalty income and service fees (collectively, the “Elements”), because the Elements require distinct action and has been clearly distinguished  and explicitly defined as an obligation of the Company pursuant to the Software Cooperation Agreement. Any inclusion or exclusion of any of the Elements in the arrangement would vary the arrangement consideration by more than an insignificant amount; and the services are not essential to the functionality of the game licensing.

The Company determined the vendor specific objective evidence (“VSOE”) of fair value for royalty income based on licensing arrangements with third parties with whom the Company licenses its games to such third parties exclusively in exchange for royalty income. The Company has determined the VSOE of fair value for the service fees on a time-and-materials basis based on separate service transactions.

13.
We note your disclosure that you receive royalty revenue from a third party incorporated in Taiwan, and that as a result of foreign currency restrictions over the remittance of funds from Taiwan to the PRC to repay outstanding payables to the Group, such royalty income is recorded at the estimated fair value of personnel services paid by the third party on behalf of the Group. Tell us the amount of revenue you have recognized pursuant to this arrangement for each period presented, and your consideration to disclosing these amounts. Further, tell us how the fair value of the licensing rights exchanged in these transactions (as established by transactions with other parties), compares to the fair value of the personnel services received.

The Company respectfully submits that the revenue amounts the Group has recognized pursuant to this arrangement was RMB3,782,018, RMB1,885,877 and RMB1,721,493, for the years ended December 31, 2008, 2009 and 2010, respectively. The Company respectfully advises the Staff that it will not make this quantitative disclosure given the amounts are immaterial. Additionally, the Company did consider the fair value of the licensing rights exchanged in these transactions (as established by transactions with other parties), compares to the fair value of the personnel services received (which was supportable through payroll records obtained by the Company) and concluded the fair value of the licensing rights were greatly impaired due to the foreign currency restrictions in place (as evidenced by the amounts recognized by the Company in fiscal year 2009 and 2010), therefore the Company concluded recognition at the book-value of the payroll was the most conservative, especially in light of inconsequential amounts involved.

14.
Please describe the nature of the premium features referenced in this note. In this regard, tell us and disclose in future filings whether these features are virtual services, “consumable” virtual items and the “permanent” virtual items discussed in your critical accounting policy. Your disclosure should address your revenue recognition policy for each significant deliverable.

SEC Comment Response Letter
November 4, 2011

The Company respectfully advises the Staff that the premium features include virtual services and consumable virtual items and permanent virtual items.

The Company will amend its current disclosure with respect to the revenue recognition policy for each of the above-mentioned deliverables in “Note 2, Summary of Significant Accounting Policies – 14) Revenue Recognition” of its audited financial statements in future filings of Form 20-F to the follows:

“In-game premium features include virtual services and consumable virtual items and permanent virtual items. In terms of virtual services and consumable virtual items, revenue is recognized either ratably or upon consumption depending on whether services and items be recognized as time-based or usage-based. In terms of permanent virtual items, revenue is recognized over the estimated life span which is determined on the basis of historical player usage patterns and playing behaviors. When the estimated life span of certain permanent virtual items is unable to be reliably determined on the basis of historical paying player patters or behaviors, the related revenues would be recognized over the estimated game life span. Future usage patterns may differ from the historical usage patterns on which the Company’s revenue recognition policy is based. The Company is committed to continually monitoring its actual operational statistics and usage patterns of its online games and to comparing these actual statistics with its original estimates and to refining these estimates and assumptions when they are materially differed from the actual statistics.”

15) Cost of Services, page F-23

15.
We note your disclosure that cost of services includes royalty fees charged by the Group’s PRC subsidiary, Zhengtu Information, to the Group’s VIE subsidiary, Giant Network. Tell us why these amounts are not eliminated in consolidation.

The Company respectfully advises the Staff that the royalty fees charged by the Group’s PRC subsidiary, Zhengtu Information, to the Group’s VIE subsidiary, Giant Network, are eliminated upon consolidation. However, it is the 3% VAT and related surcharges on the royalty fees that are actually paid to the PRC government that is not eliminated upon consolidation.

4. Short-term investments, page F-33

16.	Tell us and disclose in future filings how you estimated the fair value of the investment contracts in New China Trust and Shanghai Lingang and Anhui Hailuo. See ASC 825-10-50-10(b).

The Company respectfully advises the Staff that as a part of its financial statement close process, it does assess the estimated fair value of these three investment contracts in order to determine whether there are indicators of potential impairment present that may drive the need to record an other-than-temporary impairment. Specifically, the Company compares the present value of cash flows expected to be collected to the cost basis of these investments. Although there have been no indication that the present value of future cash flows may be impaired, the Company does consider things such as, whether the Company has received scheduled interest payments on time pursuant to the contractual arrangement and whether there are any adverse industry conditions that may impact the viability of the original forecasted cash flows of the issuer. Additionally, the Company does look at other mitigating factors such as the estimated fair value of any pledged collateral and financial guarantees.

SEC Comment Response Letter
November 4, 2011

The Company will amend the disclosure of its investments in New China Trust, Shanghai Lingang and Anhui Hailuo in its Form 20-F filing for the fiscal year ended December 31, 2011, to (i) clarify in its accounting policy with respect to how the Company assesses the fair value of its significant short-term investments; and (ii) disclose that returns of its investments in New China Trust, Shanghai Lingang and Anhui Hailuo have been obtained in full upon the respective maturity dates, which is August 21, 2011, May 30, 2011 and May 30, 2011, respectively.

5. Deconsolidation Of A Subsidiary, page F-35

17.
We note that you have a $4.3 million receivable from Huayi Brothers Media Corporation relating to the sale of your 51% interest in Huayi Juren Information, and a $3.7 million receivable for advances made to Huayi Juren Information. Tell us if these amounts have subsequently been received. If not, tell us what the repayment terms are, and if receipt is contingent upon any future events. Tell us what consideration you gave to the timing and probability of receipt in determining the fair value of these receivables, and the measurement of your gain. Further, we note your disclosure on page 35 that following the sale of your controlling interest to Huayi Brothers Media Corporation, you continue to operate KIII. Tell us what consideration you gave to the provisions of SAB Topic 5E and your continuing involvement with the entity in determining the recognition and measurement of your gain.

The Company respectfully advises the Staff that the $3.7 million was payable by Beijing Huayi Juren Information Technology Co., Ltd (“Huayi Juren”) for the copyright transfer fee of KIII game software and was received by the Company on January 28, 2011. According to the payment terms of the share transfer agreement, the $4.3 million payable by Huayi Brothers Media Corporation (“Huayi Brothers”) shall be paid to the Company upon the completion of legal and administrative registration procedures by Huayi Juren, including obtaining the certificate of Internet Content Provider (the “ICP”) by Huayi Giant, obtaining the license for publishing of KIII from General Administration of Press and Publication of the People’s Republic of China. The repayment is contingent upon the completion of those administerial registration procedures, which based on the Company’s historical experience is expected to be completed within twelve months from the date of sale.

SEC Comment Response Letter
November 4, 2011

The Company recorded the $4.3 million and $3.7 million receivable balances as short-term receivables based on the reasons that (i) the payment terms of the KIII Copyright Transfer Agreement was that Huayi Brothers shall pay the $3.7 million balance within 10 days after Huayi Juren was registered to become the sole copyright owner of the KIII game software, and (ii) the $4.3 million balance for the second installment of Huayi Juren share transfer is expected to be received within twelve months from the date of Huayi Juren’s application to relevant PRC authorities. The Company also evaluated the difference between the present value and the carrying amount of the receivable balances as of December 31, 2010 and determined that the difference was immaterial enough not to be recorded. In evaluation of the probability on the receipt of the receivable balances, the Company considered the creditworthiness of Huayi Brothers, as well as conditions and trends of the relevant industry and the present economic situation. Based on its evaluation of the financial statements of Huayi Brothers, a publicly listed diverse media and entertainment conglomerate in China, the Company believes the receipt of the receivable balances were probable. After considering the timing and probability of receipt as discussed above, the Company determined that the fair value of the receivables approximated their carrying amount as of December 31, 2010, and therefore were included in the measurement of the gain recorded by the Company for the year ended December 31, 2010.

The sentence commencing “Following the sale of our controlling interest in Huayi Giant to Huayi Brothers, we have continued to operate K III but we have done so on a transitional basis in cooperation with Huayi Giant. We expect to transfer full operation of K III to Huayi Giant in the near future” in the part of “B. Business Overview- Our Games and Intellectual Property” on pages 30 and 35 of the Company’s 2010 Form 20-F, respectively, was not completely accurate. The Company will amend the description in its Form 20-F filing for the fiscal year ended December 31, 2011, to clarify that the Company does not operate KIII after the share transfer. For example, as of December 30, 2010, the Company had officially completed the intellectual property transfer pursuant to the agreement with Huayi Juren, specifically, the KIII game software copyright transfer. In addition, employment relationship transfer related to certain key employees, such as the chief game developer, the game designers, engineers and the research and development team had also completed before the end of 2010. Subsequently, on December 31, 2010, the Company sold its 51% controlling interest in Huayi Juren to Huayi Brothers.  Considering the above facts and the share transfer agreement between the Company and Huayi Brothers, the Company determined that there were no any elements to account for separately as contemplated in SAB Topic 5E; or any continuing involvement that would impact the recognition or measurement of the gain on the Company’s transfer of its controlling interest to Huayi Brothers.

17. Income Tax Expense

18.
We note your disclosure on page F-44 that the PRC Income Tax Law imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. Please disclose the amount of undistributed earnings that would be subject to such withholding taxes.

SEC Comment Response Letter
November 4, 2011

In response to the Staff’s comment, the Company proposes to include in Note 17 of its audited financial statements in future filings of Form 20-F the following disclosure:

“As of December 31, 2010, the amounts of undistributed earnings of Group’s PRC subsidiaries, which are subject to withholding tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, were RMB2,596,479,147 ($401,714,110).”

19.
We note your disclosure on page F-46 that you intend to permanently reinvest all undistributed earnings of your foreign subsidiaries, as of December 31, 2010, to finance future operations, and that the amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable. We further note your disclosure in your Second Quarter Fiscal 2011 results, included in your Form 6-K filed August 9, 2011, that you incurred a withholding tax of $40.2 million associated with the repatriation of cash for a significant special dividend intended to be paid to shareholders during the third quarter of 2011. Tell us how you considered the factors in ASC 740-30-25-17 in determining that no tax liabilities should be recognized for these earnings.

In response to the Staff’s comment, the Company respectfully advises the Staff that before filing of the Company’s 2010 annual report on Form 20-F, the Company intended to permanently reinvest all undistributed earnings of its foreign subsidiaries, as of December 31, 2010, to finance its future operations. Based on past experiences, and Management’s continued assertion to permanently reinvest through to the point of the filing of it 2010 annual report on Form 20-F, no amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries was provided for.

In addition, the Company further advises the Staff that as disclosed in Item 4.B of the 2010 Form 20-F, the Company indicated its intention to explore selective investment opportunities, including investing RMB958.8 million ($148.3 million) in a privately held insurance company. At the time when the Company filed the 2010 Form 20-F in June 2011, the board of directors of the Company (the “Board”) did not contemplate any dividend distributions. However, after the Company filed its 2010 Form 20-F, the Company received feedbacks from various institutional shareholders of the Company suggesting that the Company should instead focus on its core business, namely online game operations and seeks other ways to manage the cash it holds in the best interests of the Company and its shareholders.

Accordingly, the Board resolved in a Board meeting dated August 8, 2011 that it would be in the best interests of the Company and its shareholders to unwind the previous investment commitment related to the privately held insurance company, and furthermore,  the Board believed the cash position of the Company exceeded the immediate needs of the Company and the cash flows of the Company continued to be substantial, it would be in the best interests of the Company and its shareholders to declare and pay a special cash dividend to the Company’s shareholders, in the aggregate amount of $708.2 million, or $3 per ordinary share or per ADS of the Company.

SEC Comment Response Letter
November 4, 2011

4. Statutory Reserves

20.	Tell us what consideration you gave to disclosing the amount of retained earnings that are free of restrictions. See Rule 4-08(e)(1) of Regulation S-X.

In response to the Staff’s comment, the Company proposes to include in Note 24 of its audited financial statements in future filings of Form 20-F the following disclosure:

“The following amounts that are restricted from being distributed include paid-in capital and statutory reserve funds of the Company’s subsidiaries and the equity of Giant Network and its subsidiaries, as determined pursuant to the PRC generally accepted accounting principles, totaling an aggregate of RMB[●] ($[●]) and RMB211,003,295 as at December 31, 2011 and 2010, respectively.”

* * * * *

SEC Comment Response Letter
November 4, 2011

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +86-21-2307-7091 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com.

Sincerely,

/s/ Portia Ku
Portia Ku
of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Yuzhu Shi
Ms. Jazy Zhang
(Giant Interactive Group Inc.)

Mr. Lawrence Lau
(Ernst & Young Hua Ming)